UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2011

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$

VOYAGE REVENUES (note 10b)	92,247	91,846	185,466	184,338

OPERATING EXPENSES
Voyage expenses	685	493	1,055	634
Vessel operating expenses (note 10b)	23,388	22,041	44,195	43,069
Depreciation and amortization	22,171	22,407	44,520	44,563
General and administrative (notes 10a and 10b)	6,535	5,037	12,861	10,429
Restructuring charge	—	126	—	175

Total operating expenses	52,779	50,104	102,631	98,870

Income from vessel operations	39,468	41,742	82,835	85,468

OTHER ITEMS
Interest expense (notes 8 and 10a)	(12,136)	(11,320)	(23,890)	(24,094)
Interest income	1,698	1,429	3,276	3,302
Realized and unrealized loss on derivative instruments (note 11)	(27,329)	(45,549)	(16,560)	(72,361)
Foreign currency exchange (loss) gain (note 8)	(8,859)	36,635	(29,892)	59,856
Equity income (loss)	3,447	(2,930)	11,504	(1,613)
Other income (expense)	141	106	(270)	390

Total other items	(43,038)	(21,629)	(55,832)	(34,520)

Net (loss) income before income tax (expense) recovery	(3,570)	20,113	27,003	50,948
Income tax expense (note 9)	(119)	(222)	(955)	(36)

Net (loss) income	(3,689)	19,891	26,048	50,912

Non-controlling interest in net (loss) income	(561)	(2,875)	4,196	(2,574)
Dropdown Predecessor’s interest in net (loss) income (note 2)	—	—	—	2,258
General Partner’s interest in net (loss) income (note 13)	2,303	2,110	5,167	4,283
Limited partners’ interest in net (loss) income (note 13)	(5,431)	20,656	16,685	46,945
Limited partners’ interest in net (loss) income per unit (note 13)
• Common unit (basic and diluted)	(0.09)	0.39	0.29	0.89
• Subordinated unit (basic and diluted)	—	—	—	1.01
• Total unit (basic and diluted)	(0.09)	0.39	0.29	0.90

Weighted-average number of units outstanding:
• Common units (basic and diluted)	59,152,816	52,339,849	57,140,637	48,676,558
• Subordinated units (basic and diluted)	—	—	—	3,663,291
• Total units (basic and diluted)	59,152,816	52,339,849	57,140,637	52,339,849

Cash distributions declared per unit	0.63	0.60	1.26	1.17

Related party transactions (note 10)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents	74,508	81,055
Restricted cash — current (note 6)	91,723	82,576
Accounts receivable, including non-trade of $9,802 (2010 — $12,832) (note 11)	11,423	19,362
Prepaid expenses	5,532	5,911
Current portion of derivative assets (note 11)	16,967	16,758
Current portion of net investments in direct financing leases (note 6)	5,857	5,635
Advances to affiliates (note 10c)	3,157	6,133

Total current assets	209,167	217,430

Restricted cash — long-term (note 6)	493,820	489,562

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $223,643 (2010 — $200,708)	1,093,251	1,059,465
Vessels under capital leases, at cost, less accumulated depreciation of $189,134 (2010 — $172,113)	869,543	880,576
Advances on newbuilding contracts (note 12)	40,835	79,535

Total vessels and equipment	2,003,629	2,019,576

Investments in joint ventures	184,229	172,898
Net investments in direct financing leases (note 6)	406,971	410,060
Advances to joint venture partner (note 7)	10,200	10,200
Other assets	21,778	22,967
Derivative assets (note 11)	50,562	45,525
Intangible assets — net	118,981	123,546
Goodwill — liquefied gas segment	35,631	35,631

Total assets	3,534,968	3,547,395

LIABILITIES AND EQUITY
Current
Accounts payable (includes $275 and $567 for 2011 and 2010, respectively, owing to related parties) (note 10c)	5,720	4,355
Accrued liabilities (includes $3,316 and $3,020 for 2011 and 2010, respectively, owing to related parties) (notes 10c and 11)	40,716	38,672
Unearned revenue	13,411	13,944
Current portion of long-term debt (note 8)	289,651	76,408
Current obligations under capital lease	271,940	267,382
Current portion of derivative liabilities (note 11)	47,041	50,603
Advances from joint venture partner	—	59
Advances from affiliates (note 10c)	83,721	133,351

Total current liabilities	752,200	584,774

Long-term debt (note 8)	1,030,026	1,322,707
Long-term obligations under capital lease	471,072	470,752
Long-term unearned revenue	40,636	41,700
Other long-term liabilities (note 6)	66,944	64,777
Derivative liabilities (note 11)	154,394	149,362

Total liabilities	2,515,272	2,634,072

Commitments and contingencies (notes 6, 8, 11 and 12)

Equity
Non-controlling interest	21,191	17,123
Partners’ equity	998,505	896,200

Total equity	1,019,696	913,323

Total liabilities and total equity	3,534,968	3,547,395

Consolidation of variable interest entities (note 12)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net income	26,048	50,912
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 11)	(3,776)	50,566
Depreciation and amortization	44,520	44,563
Unrealized foreign currency exchange loss (gain)	29,730	(58,640)
Equity based compensation	165	56
Equity (income) loss	(11,504)	1,613
Amortization of deferred debt issuance costs and other	1,512	1,840
Change in operating assets and liabilities	17,023	9,197
Accrued interest	186	(2,233)
Expenditures for drydocking	(7,185)	(6,016)

Net operating cash flow	96,719	91,858

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 2)	—	(33,997)
Proceeds from issuance of long-term debt	100,640	35,049
Scheduled repayments of long-term debt	(38,129)	(40,427)
Prepayments of long-term debt	(173,000)	(9,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(4,983)	(1,854)
Proceeds from follow-on offering net of offering costs (note 13)	161,682	—
Advances to and from affiliates	1,443	(4,223)
(Increase) decrease in restricted cash	(3,227)	495
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	466
Cash distributions paid	(78,238)	(65,269)
Purchase of Skaugen Multigas Subsidiary (note 10e)	(55,313)	—
Repayment of joint venture partners’ advances	(59)	(1,264)
Other	(128)	(131)

Net financing cash flow	(89,312)	(120,155)

INVESTING ACTIVITIES
Advances to joint venture partner and to joint venture	—	(6,900)
Receipts from direct financing leases	2,867	2,666
Expenditures for vessels and equipment	(16,821)	(4,820)

Net investing cash flow	(13,954)	(9,054)

Decrease in cash and cash equivalents	(6,547)	(37,351)
Cash and cash equivalents, beginning of the period	81,055	108,350

Cash and cash equivalents, end of the period	74,508	70,999

Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	Partners’ Equity			Non-
			General	controlling
	Common		Partner	Interest	Total
	Units	$	$	$	$
Balance as at December 31, 2010	55,106	856,421	39,779	17,123	913,323
Net income and comprehensive income	—	16,685	5,167	4,196	26,048
Cash distributions	—	(72,112)	(6,126)	(128)	(78,366)
Equity based compensation	—	161	4	—	165
Proceeds from follow-on public offering of units, net of offering costs of $7.0 million (note 13)	4,252	158,309	3,373	—	161,682
Acquisition of Skaugen Multigas Subsidiary (note 10e)	—	(3,011)	(145)	—	(3,156)

Balance as at June 30, 2011	59,358	956,453	42,052	21,191	1,019,696

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described in Note 2 below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted; therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2010. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
2.	Dropdowns
On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker, the Alexander Spirit, and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s consolidated statements of (loss) income and cash flows for the six months ended June 30, 2010 reflect these three vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges up to March 17, 2010, increased the Partnership’s net income by $2.3 million for the six months ended June 30, 2010.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
3.	Adoption of New Accounting Pronouncements
In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.	Financial Instruments
a) Fair Value Measurements
For a description of how fair value is estimated, see Note 2 in the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis are as follows:

		June 30, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents and restricted cash		660,051	660,051	653,193	653,193
Advances to and from affiliates		(80,564)	(80,564)	(127,218)	(127,218)
Long-term debt (note 8)		(1,319,677)	(1,222,154)	(1,399,115)	(1,292,026)
Advances to and from joint venture partners (note 7)		10,200	(2)	10,141	(2)
Derivative instruments (note 11)
Interest rate swap agreements — assets	Level 2	72,059	72,059	66,870	66,870
Interest rate swap agreements — liabilities	Level 2	(203,202)	(203,202)	(201,463)	(201,463)
Other derivative	Level 3	(9,600)	(9,600)	(10,000)	(10,000)

(1)	The fair value hierarchy level is only applicable to financial instruments on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)
The fair value of the Partnership’s advances to its joint venture partner as at June 30, 2011 and December 31, 2010 was not determinable given the amounts are non-current with no fixed repayment terms.

Changes in fair value during the six months ended June 30, 2011 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2010	(10,000)
Total unrealized gains	400

Fair value at June 30, 2011	(9,600)

b) Financing Receivables
The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			June 30,	December 31,
	Credit Quality		2011	2010
Class of Financing Receivable	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	412,828	415,695
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	596	410
Advances to joint venture partner	Other internal metrics	Performing	10,200	10,200

			423,624	426,305

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
5.	Segment Reporting
The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended June 30,
	2011			2010
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	65,885	26,362	92,247	65,822	26,024	91,846
Voyage expenses	61	624	685	122	371	493
Vessel operating expenses	13,145	10,243	23,388	12,744	9,297	22,041
Depreciation and amortization	15,081	7,090	22,171	15,394	7,013	22,407
General and administrative (1)	3,941	2,594	6,535	2,626	2,411	5,037
Restructuring charge	—	—	—	—	126	126

Income from vessel operations	33,657	5,811	39,468	34,936	6,806	41,742

	Six Months Ended June 30,
	2011			2010
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	131,678	53,788	185,466	131,608	52,730	184,338
Voyage expenses	70	985	1,055	95	539	634
Vessel operating expenses	24,222	19,973	44,195	24,160	18,909	43,069
Depreciation and amortization	30,205	14,315	44,520	30,632	13,931	44,563
General and administrative (1)	7,265	5,596	12,861	5,370	5,059	10,429
Restructuring charge	—	—	—	—	175	175

Income from vessel operations	69,916	12,919	82,835	71,351	14,117	85,468

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30,	December 31,
	2011	2010
	$	$

Total assets of the liquefied gas segment	2,880,137	2,866,541
Total assets of the conventional tanker segment	560,211	568,393
Cash and cash equivalents	74,508	81,055
Accounts receivable and prepaid expenses	16,955	25,273
Advances to affiliates	3,157	6,133

Consolidated total assets	3,534,968	3,547,395

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
6.	Vessel Charters
The minimum estimated charter hire payments in the next five fiscal years, as at June 30, 2011, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2011	2012	2013	2014	2015
Vessel Charters(1)	$	$	$	$	$
Charters-in — capital leases(2)(3)(4)	154,448	79,175	96,766	52,093	24,000

Charters-out — operating leases(5)	170,998	339,646	338,718	338,718	335,564
Charters-out — direct financing leases	19,265	38,530	38,530	38,530	38,530

	190,263	378,176	377,248	377,248	374,094

(1)
The table does not include the Partnership’s minimum charter hire payments to be paid and received under its operating leases (or Head Lease and Sublease) for the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010.

(2)
As at June 30, 2011 and December 31, 2010, the Partnership had $571.1 million and $559.8 million, respectively of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $14.4 million and $12.3 million as at June 30, 2011 and December 31, 2010, respectively.

(3)
As described in Note 5 in the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through Teekay BLT Corporation (the Tangguh LNG Carriers), in which the Partnership owns a 70% and 69% ownership interest, respectively) whereby it is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay BLT Corporation may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay BLT Corporation will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(4)	Excludes estimated charter hire payments of $905.1 million for the period from 2016 to 2037.

(5)
The minimum scheduled future charter hire payments for vessels chartered out should not be construed to reflect total charter hire revenues for any of the periods. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

7.	Advances to Joint Venture Partner
Advances to joint venture partner of $10.2 million as at June 30, 2011 and December 31, 2010 are non-interest bearing and unsecured. The Partnership did not recognize any interest income from the advances during the three and six months ended June 30, 2011 and 2010.
8.	Long-Term Debt

	June 30,	December 31,
	2011	2010
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	105,000	188,000
U.S. Dollar-denominated Term Loans due through 2019	359,226	371,685
U.S. Dollar-denominated Term Loans due through 2021	326,835	332,248
U.S. Dollar-denominated Term Loans due through 2021	117,774	120,599
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Euro-denominated Term Loans due through 2023	397,560	373,301

Total	1,319,677	1,399,115
Less current portion	289,651	76,408

Total	1,030,026	1,322,707

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at June 30, 2011, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $510.6 million, of which $405.6 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $16.2 million (remainder of 2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015) and $309.2 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2011, totaled $359.2 million, of which $191.0 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2011, totaled $326.8 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. One tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.
At June 30, 2011, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $117.8 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.3%, while interest payments on the second tranche are based on LIBOR plus 0.7%. One tranche reduces in semi-annual payments of $5.4 million while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at June 30, 2011, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2011 totaled 274.1 million Euros ($397.6 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 0.66% as of June 30, 2011. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries. One of the term loans outstanding in the amount of 151.6 million Euros ($219.9 million) matures in January 2012. The Partnership expects to refinance this loan in 2011.
Also at June 30, 2011, the Partnership has an undrawn credit facility equal to the lower of $122.0 million and 60% of the aggregate purchase price of three liquefied petroleum gas (or LPG) carriers (or the Skaugen LPG Carriers), and two multigas carriers (or the Skaugen Multigas Carriers). The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. The facility will be collateralized by the vessels to which the loan relates. The Partnership expects to draw on this facility in 2011 to repay a portion of the amount it borrowed under its existing revolving credit facilities to purchase two Skaugen LPG Carriers in April 2009 and November 2009 and one Skaugen Multigas Carrier in June 2011. As at June 30, 2011, the Partnership had access to draw $71 million on this facility. The Partnership intends to use the remaining available funds from the facility to assist in purchasing the remaining Skaugen LPG Carrier and Skaugen Multigas Carrier.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2011 and December 31, 2010 was 1.8%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At June 30, 2011, the margins on the Partnership’s long-term debt that has been drawn on ranged from 0.3% to 0.7%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership recognized foreign exchange (losses) gains, substantially all of which were unrealized, of ($8.9) million and $36.6 million, and ($29.9) million and $59.9 million for the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to June 30, 2011 are $38.5 million (remainder of 2011), $286.2 million (2012), $70.6 million (2013), $73.5 million (2014), $129.5 million (2015) and $721.4 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at June 30, 2011, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
9.	Income Tax
The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Current	(210)	(2)	(619)	(2)
Deferred	91	(220)	(336)	(34)

Income tax expense	(119)	(222)	(955)	(36)

10.	Related Party Transactions
a) On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers (the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker (the Alexander Spirit) and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 2, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolving credit facilities and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.
During the six months ended June 30, 2010, $0.7 million of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and Alexander Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the six months ended June 30, 2010, $0.3 million of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions, excluding expenses allocated to the Partnership as part of the result of the Dropdown Predecessor, were as follows for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$
Revenues(1)	8,441	9,526	17,786	17,795
Vessel operating expenses(2)	8,506	7,620	16,079	14,595
General and administrative(3) (4) (5)	4,492	2,650	8,754	5,405

(1)
Commencing in 2008, two of the Partnership’s LNG carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(2)	Teekay Corporation’s crew salaries and training.

(3)	Teekay Corporation’s administrative, advisory, technical and strategic management fees.

(4)
Includes $0.4 million and $0.3 million, and $0.6 million and $0.5 million of costs incurred by the General Partner during the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010, respectively.

(5)
Amounts are net of $0.2 million and $0.3 million, and $0.5 million and $0.5 million for the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010, respectively, which consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

c) As at June 30, 2011 and December 31, 2010, crewing and manning costs of $3.6 million were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at June 30, 2011 and December 31, 2010, non-interest bearing advances to affiliates totaled $3.2 million and $6.1 million, respectively, and non-interest bearing advances from affiliates totaled $83.7 million and $133.4 million, respectively. These advances are unsecured and have no fixed repayment terms.
d) The Partnership’s Suezmax tanker the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are recognized at the end of each year (see Note 11).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
e) In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase of the Skaugen Multigas Carriers from I.M. Skaugen ASA (or Skaugen), which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels.
On June 15, 2011, the first Skaugen Multigas Carrier, the Norgas Unikum, was delivered and commenced service under a 15-year, fixed-rate charter to Skaugen. On delivery, the Partnership concurrently acquired Teekay Corporation’s 100% ownership interest in the first Skaugen Multigas Subsidiary for a purchase price of $55.3 million. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $3.2 million was accounted for as an equity distribution to Teekay Corporation. The second Skaugen Multigas Carrier is expected to be delivered in late 2011 for a cost of approximately $55 million and is scheduled to commence service under a 15-year, fixed-rate charter to Skaugen (see Note 12).
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at June 30, 2011, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	429,638	(63,073)	25.6	4.9%
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	212,806	(48,748)	7.7	6.2%
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(13,255)	7.2	4.9%
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(18,260)	5.5	5.3%
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	225,000	(39,059)	17.5	5.2%
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	470,673	72,059	25.6	4.8%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	397,560	(20,807)	13.0	3.8%

			(131,143)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at June 30, 2011, ranged from 0.3% to 0.7% (see Note 8).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($101.7 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at June 30, 2011 was a liability of $9.6 million (December 31, 2010 — liability of $10.0 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at June 30, 2011
Interest rate swap agreements	4,530	16,967	50,562	(11,367)	(47,041)	(144,794)
Toledo Spirit time-charter derivative	—	—	—	—	—	(9,600)

	4,530	16,967	50,562	(11,367)	(47,041)	(154,394)

As at December 31, 2010
Interest rate swap agreements	4,587	16,758	45,525	(11,498)	(50,603)	(139,362)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,000)

	4,587	16,758	45,525	(11,498)	(50,603)	(149,362)

The following tables present the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of (loss) income.

	Three Months Ended June 30,
	2011			2010
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(10,046)	(16,430)	(26,476)	(10,581)	(32,868)	(43,449)
Toledo Spirit time-charter derivative	(53)	(800)	(853)	—	(2,100)	(2,100)

	(10,099)	(17,230)	(27,329)	(10,581)	(34,968)	(45,549)

	Six Months Ended June 30,
	2011			2010
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(20,283)	3,376	(16,907)	(21,795)	(48,266)	(70,061)
Toledo Spirit time-charter derivative	(53)	400	347	—	(2,300)	(2,300)

	(20,336)	3,776	(16,560)	(21,795)	(50,566)	(72,361)

12.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers from Skaugen. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. Each vessel is scheduled to commence service under 15-year, fixed-rate charters to Skaugen upon delivery. Subsequent to July 2008 and prior to the delivery of the vessels, the Partnership has consolidated the Skaugen Multigas Subsidiaries as they are VIEs and the Partnership is the primary beneficiary during this period. The delivery of the first Skaugen Multigas Carrier and the Partnership’s acquisition of the first Skaugen Multigas Subsidiary was on June 15, 2011. The remaining vessel is expected to be delivered in late 2011 for a total cost of approximately $55 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table summarizes the balance sheets of the second Skaugen Multigas Subsidiary as at June 30, 2011 and the Skaugen Multigas Subsidiaries as at December 31, 2010:

	June 30,	December 31,
	2011	2010
	$	$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	40,835	79,535
Other assets	326	651

Total assets	41,161	80,186

LIABILITIES AND DEFICIT
Accrued liabilities and other	56	587
Advances from affiliates	41,110	79,612

Total liabilities	41,166	80,199
Total deficit	(5)	(13)

Total liabilities and total deficit	41,161	80,186

The assets and liabilities of the Skaugen Multigas Subsidiaries are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIEs are under common control. The Partnership’s maximum exposure to loss as of June 30, 2011, as a result of its commitment to purchase Teekay Corporation’s interests in the second Skaugen Multigas Subsidiary, is limited to the purchase price of its interest in the undelivered vessel, which is expected to be approximately $55 million. The assets of the second Skaugen Multigas Subsidiary cannot be used by the Partnership and the creditors of the second Skaugen Multigas Subsidiary have no recourse to the general credit of the Partnership.
b) The Partnership has an agreement to acquire an LPG carrier from Skaugen upon delivery for approximately $33.0 million. This vessel is expected to be delivered in late 2011 and upon delivery, the vessel will be chartered to Skaugen at fixed rates for a period of 15 years.
c) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The consortium entered into agreements to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion is $299.0 million), excluding capitalized interest. As at June 30, 2011, payments made towards these commitments by the joint venture companies totaled $339.7 million (of which Teekay Corporation’s 33% contribution was $112.1 million), excluding capitalized interest and other miscellaneous construction costs. As at June 30, 2011, the remaining payments required to be made under these contracts were $430.4 million (remainder of 2011) and $135.9 million (2012), of which the Teekay Corporation’s share is 33% of these amounts. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in late August 2011 and first quarter of 2012 upon deliveries of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts for a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. It was determined that these vessel companies are VIEs; however, the Partnership is not the primary beneficiary.
13.	Total Capital and Net (Loss) Income Per Unit
On April 8, 2011, the Partnership completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including the Partnership’s General Partner’s 2% proportionate capital contribution). The Partnership used the net proceeds from the offering of approximately $161.7 million to repay a portion of its outstanding debt under one of its revolving credit facilities.
At June 30, 2011, of the Partnership’s total number of units outstanding, 56.4% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation (including the Partnership’s General Partner’s 2% interest).
Net (Loss) Income Per Unit
Net (loss) income per unit is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.
The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net (loss) income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
During the three and six months ended June 30, 2011 and 2010, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net (loss) income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net (loss) income for the purposes of the net (loss) income per unit calculation.
14.	Supplemental Cash Flow Information
The Partnership’s consolidated statement of cash flows for the six months ended June 30, 2010 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation.
15.	Accounting Pronouncements Not Yet Adopted
In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Partnership on January 1, 2012. The Partnership is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.
16.	Subsequent Events
On August 30, 2011, the first of four LNG carriers servicing the Angola LNG Project was delivered and commenced its 20 year fixed-rate charter. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of approximately $19 million (net of assumed debt of $65 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2011
PART I — FINANCIAL INFORMATION
Item 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. Our current fleet of 17 LNG carriers, three LPG/Multigas carriers and 11 conventional tankers operates under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation.
SIGNIFICANT DEVELOPMENTS IN 2011
Equity Offering
On April 8, 2011, we completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $161.7 million to repay a portion of our outstanding debt under one of our revolving credit facilities. We intend to draw on our credit facilities to fund the equity purchase price of our acquisition of Teekay Corporation’s 33% interest in four LNG newbuilding vessels to service the Angola LNG Project, as such payments come due.
SIGNIFICANT PROJECTS
Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers from subsidiaries of I.M. Skaugen ASA (or Skaugen), each of which has a purchase price of approximately $33 million. The first two vessels delivered in April and November 2009 and the remaining vessel is scheduled to be delivered in late 2011. At delivery, each vessel is chartered at fixed rates for 15 years to Skaugen.
Skaugen Multigas Carriers
In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase from Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. On June 15, 2011, the first Skaugen Multigas Carrier, the Norgas Unikum, was delivered and we in turn acquired Teekay Corporation’s 100% ownership interest in the first Skaugen Multigas Subsidiary for a purchase price of $55.3 million. The second Skaugen Multigas Carrier is expected to be delivered in late 2011 for a cost of approximately $55 million. Upon delivery, each vessel commences service under 15-year, fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers to the Angola LNG Project. The Angola LNG Project involves the collection and transportation of gas from offshore production facilities to an onshore LNG processing plant at Soyo, located in northwest Angola. The Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively.
Teekay Corporation has offered to us, and we have agreed to purchase, its 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. We will acquire the ownership interests and pay a proportionate share of the purchase price as each vessel is delivered. The vessels are scheduled for delivery between late August 2011 and the first quarter of 2012.
Each of the four newbuilding LNG carriers will be chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years upon delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events. For more information, please read Item 1 — Financial Statements: Note 12(c) — Commitments and Contingencies.
RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 4, 2011.
We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment
As at June 30, 2011, our fleet included 17 LNG carriers (in which our interest ranges from 40% to 100%). Our partial interests in LNG carriers include our 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers), our 50% interest in our joint ventures with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior Carriers) that are accounted for under the equity method, our 69% interest in the Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), and our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers)) and three LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate charters. We expect our liquefied gas segment to increase due to the following:
•
We have agreed to acquire an LPG carrier from Skaugen for approximately $33 million upon its delivery scheduled in late 2011. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

•
As discussed above, we have agreed to acquire the second Skaugen Multigas Subsidiary from Teekay Corporation for a total cost of approximately $55 million upon delivery of the related Skaugen Multigas Carrier scheduled in 2011. Please read Item 1 — Financial Statements: Note 12(a) — Commitments and Contingencies.

•
As discussed above, we have agreed to acquire Teekay Corporation’s 33% ownership interest in the consortium relating to the Angola LNG Project that has four newbuilding LNG carriers, which are scheduled to deliver during the fall of 2011 and the first quarter of 2012. Please read Item 1 — Financial Statements: Note 12(c) — Commitments and Contingencies.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	65,885	65,822	0.1
Voyage expenses	61	122	(50.0)

Net voyage revenues	65,824	65,700	0.2
Vessel operating expenses	13,145	12,744	3.1
Depreciation and amortization	15,081	15,394	(2.0)
General and administrative (1)	3,941	2,626	50.1

Income from vessel operations	33,657	34,936	(3.7)

Operating Data:
Revenue Days (A)	1,174	1,259	(6.8)
Calendar-Ship-Days (B)	1,198	1,274	(6.0)
Utilization (A)/(B)	98.0%	98.8%

(in thousands of U.S. dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	131,678	131,608	0.1
Voyage expenses	70	95	(26.3)

Net voyage revenues	131,608	131,513	0.1
Vessel operating expenses	24,222	24,160	0.3
Depreciation and amortization	30,205	30,632	(1.4)
General and administrative (1)	7,265	5,370	35.3

Income from vessel operations	69,916	71,351	(2.0)

Operating Data:
Revenue Days (A)	2,344	2,497	(6.1)
Calendar-Ship-Days (B)	2,368	2,534	(6.6)
Utilization (A)/(B)	99%	98.5%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

During the six months ended June 30, 2011, our liquefied gas segment’s operating results included 11 LNG carriers (excluding the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers jointly owned with Exmar that are accounted for under the equity method) and three LPG carriers. Our total calendar-ship-days decreased by 6.6% for the six months ended June 30, 2011 from the six months ended June 30, 2010, primarily as a result of the sale of an LPG carrier, the Dania Spirit, on November 5, 2010, partially offset by the delivery of a Multigas carrier, Norgas Unikum, on June 15, 2011.
Net Voyage Revenues. Net voyage revenues for the three and six months ended June 30, 2011 remained essentially consistent with the same periods last year, primarily as a result of:
•
an increase of $2.5 million for the three and six months ended June 30, 2011, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year;

•	an increase of $1.2 million for the six months ended June 30, 2011, due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for scheduled drydocking;
•
increases of $0.3 million and $0.4 million for the three and six months ended June 30, 2011, respectively, due to operating expense adjustments in the charter-hire rates for the Tangguh LNG Carriers; and

•	an increase of $0.2 million for the three and six months ended June 30, 2011, due to the delivery of the, Norgas Unikum, on June 15, 2011;
partially offset by
•
a decrease of $1.1 million for the three and six months ended June 30, 2011, respectively, due to the Arctic Spirit and Polar Spirit being off-hire for 11 days and 9 days, respectively, in the second quarter of 2011 for scheduled drydockings;

•	decreases of $1.0 million and $2.3 million for the three and six months ended June 30, 2011, respectively, due to the sale of the Dania Spirit on November 5, 2010;
•	a decrease of $0.4 million for the three and six months ended June 30, 2011, due to a reduction in the charter rate for delaying the drydocking of the Catalunya Spirit; and
•
a decrease of $0.3 million for the three and six months ended June 30, 2011, due to the Catalunya Spirit and Madrid Spirit being off-hire for 3 days and 1 day, respectively, in the second quarter of 2011.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended June 30, 2011 and remained essentially consistent from the six months ended June 30, 2011, from the same periods last year, primarily as a result of:
•
increases of $1.7 million and $1.9 million for the three and six months ended June 30, 2011, respectively, due to timing of services and maintenance and an increase in manning levels for certain of our LNG carriers;

•
increases of $0.6 million and $0.8 million for the three and six months ended June 30, 2011, respectively, due to maintenance on the Tangguh Hiri during the second quarter of 2011 relating to a scheduled drydocking; and

•	an increase of $0.3 million for the three and six months ended June 30, 2011, due to an insurance claim adjustment in the second quarter of 2011 relating to the Madrid Spirit;
partially offset by
•
a decrease of $1.4 million for the three and six months ended June 30, 2011, due to additional crew training expenses relating to the Al Marrouna, the Al Areesh and the Al Daayen in the second quarter of 2010; and

•	decreases of $0.8 million and $1.6 million for the three and six months ended June 30, 2011, respectively, due to the sale of the Dania Spirit on November 5, 2010.
Depreciation and Amortization. Depreciation and amortization decreased for the three and six months ended June 30, 2011, from the same periods last year, primarily as a result of the sale of the Dania Spirit in the fourth quarter of 2010.
Conventional Tanker Segment
Our fleet includes ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker. All of our conventional tankers operate under long-term, fixed-rate charters.

The following table compares our conventional tanker segment’s operating results for the three and six months ended June 30, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	26,362	26,024	1.3
Voyage expenses	624	371	68.2

Net voyage revenues	25,738	25,653	0.3
Vessel operating expenses	10,243	9,297	10.2
Depreciation and amortization	7,090	7,013	1.1
General and administrative (1)	2,594	2,411	7.6
Restructuring charge	—	126	(100.0)

Income from vessel operations	5,811	6,806	(14.6)

Operating Data:
Revenue Days (A)	929	961	(3.3)
Calendar-Ship-Days (B)	1,001	1,001	—
Utilization (A)/(B)	92.8%	96.0%

(in thousands of U.S. dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	53,788	52,730	2.0
Voyage expenses	985	539	82.7

Net voyage revenues	52,803	52,191	1.2
Vessel operating expenses	19,973	18,909	5.6
Depreciation and amortization	14,315	13,931	2.8
General and administrative (1)	5,596	5,059	10.6
Restructuring charge	—	175	(100.0)

Income from vessel operations	12,919	14,117	(8.5)

Operating Data:
Revenue Days (A)	1,919	1,950	(1.6)
Calendar-Ship-Days (B)	1,991	1,991	—
Utilization (A)/(B)	96.4%	97.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
During the six months ended June 30, 2011, one of our vessels, the Huelva Spirit, was off-hire for approximately 72 days relating to a scheduled drydock as compared to 40 off-hire days for the Tenerife Spirit and Toledo Spirit relating to scheduled drydockings in the same period last year. As a result our utilization decreased from 96.0% to 92.8% for the three months ended June 30, 2011 and 2010 and from 97.9% to 96.4% for the six months ended June 30, 2011 and 2010.
Net Voyage Revenues. Net voyage revenues remained essentially consistent for the three months ended June 30, 2011 from the same period last year and increased slightly for the six months ended June 30, 2011, from the same period last year, primarily as a result of:
•
an increase of $1.0 million for the three and six months ended June 30, 2011, due to the Tenerife Spirit and the Toledo Spirit being off-hire for 25 and 15 days, respectively, during the second quarter of 2010 for scheduled drydockings;

•
increases of $0.6 million and $1.0 million for the three and six months ended June 30, 2011, respectively, due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net (loss) income); and

•
increases of $0.2 million and $0.4 million for the three and six months ended June 30, 2011, respectively, relating to crew manning adjustments in the charter-hire rates in order to recognize the foreign exchange impact on Australian-denominated crew manning expenses which flow through to the charterer; the crew manning adjustments increased due to the strengthening of the Australian Dollar against the U.S Dollar compared to the same periods last year;

partially offset by:
•	a decrease of $1.7 million for the three and six months ended June 30, 2011, due to the Huelva Spirit being off-hire for 72 days in the second quarter of 2011 for a scheduled drydock; and
•
a decrease of $0.3 million for the three and six months ended June 30, 2011, due to an increase in voyage expenses relating to off-hire bunker fuel for the Huelva Spirit; which is non-recoverable from the charterer.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2011, from the same periods last year, primarily as a result of an increase $0.9 million for the three and six months ended June 30, 2011, due to timing of services and an increase in manning levels for certain of our Suezmax tankers.
Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2011, from the same periods last year, primarily as a result of amortization of drydock expenditures incurred in the third and fourth quarters of 2010 and the first and second quarters of 2011.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $6.5 million and $12.9 million for the three and six months ended June 30, 2011, respectively, from $5.0 million and $10.4 million for the same periods last year, primarily as a result of:
•
increases of $1.9 million and $1.4 million for the three and six months ended June 30, 2011, respectively, related to a greater amount of corporate services provided to us by Teekay Corporation to support our growth; and

•
an increase of $0.9 million for the six months ended June 30, 2011, relating to the one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011;

partially offset by:
•	a decrease of $0.5 million for the three and six months ended June 30, 2011, due to less consulting fees incurred by the Partnership.
Interest Expense. Interest expense increased to $12.1 million and decreased to $23.9 million for the three and six months ended June 30, 2011, respectively, from $11.3 million and $24.1 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:
•	increases of $1.2 million and $1.6 million the three and six months ended June 30, 2011, respectively, due to increased EURIBOR rates relating to Euro-denominated debt; and
•
increases of $0.5 million and $0.8 million for the three and six months ended June 30, 2011, respectively, due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues);

offset by
•
decreases of $0.6 million and $1.0 million for the three and six months ended June 30, 2011, respectively, due to principal debt repayments made during the third and fourth quarters of 2010 and the first and second quarters of 2011;

•
decreases of $0.3 million and $0.7 million for the three and six months ended June 30, 2011, respectively, from the scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $0.6 million for the six months ended June 30, 2011, relating to higher amortization of deferred debt issuance costs in the first quarter of 2010; and
•
a decrease of $0.3 million for the six months ended June 30, 2011, relating to the interest expense attributable to the operations of the Alexander Spirit that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor.

Interest Income. Interest income increased to $1.7 million for the three months ended June 30, 2011, from $1.4 million for the same period last year and remained consistent for the six months ended June 30, 2011. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. The increase for the three month period was primarily due to the effect on our Euro-denominated interest income from the strengthening of the Euro against the U.S. Dollar compared to the same period last year; partially offset by a decrease due to a scheduled capital lease repayment on one of our LNG carriers that was funded from a restricted cash deposit.
Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to losses of $27.3 million and $16.6 million for the three and six months ended June 30, 2011, respectively, from losses of $45.5 million and $72.4 million for the same periods in 2010. Please read Item 1 — Financial Statements: Note 11 — Derivative Instruments.
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes. The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits.
Foreign Currency Exchange (Losses) Gains. Foreign currency exchange (losses) gains were ($8.9) million and ($29.9) million for the three and six months ended June 30, 2011, respectively, compared to gains of $36.6 million and $59.9 million for the same periods last year. These foreign currency exchange losses and gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income (Loss). Equity income increased to $3.4 million and $11.5 million for the three and six months ended June 30, 2011, respectively, from equity losses of ($2.9) million and ($1.6) million for the same periods last year, primarily as a result of:
•
increases of $3.2 million and $7.9 million for the three and six months ended June 30, 2011, respectively, due to the change in unrealized gains (losses) on derivative instruments for the three and six months ended June 30, 2011, as compared to the same periods last year in our 40% investment in Teekay Nakilat (III) Corporation;

•
increases of $2.7 million and $4.7 million for the three and six months ended June 30, 2011, respectively, relating to our 50% investments in the Excalibur and Excelsior Joint Ventures that were acquired in November 2010; and

•
an increase of $0.5 million for the three and six months ended June 30, 2011, relating to increased charter-hire rates on the four RasGas (III) LNG Carriers, which are held within our 40% investment in Teekay Nakilat (III) Corporation.

Liquidity and Cash Needs
As at June 30, 2011, our cash and cash equivalents were $74.5 million, compared to $81.1 million at December 31, 2010. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $551.1 million as at June 30, 2011, compared to $459.7 million as at December 31, 2010. The increase in total liquidity is primarily due to the receipt of proceeds from the public offering completed in April 2011 which raised net proceeds of approximately $161.6 million, and changes in operating cash flows, partially offset by borrowings to partially finance the acquisition of the first Skaugen Multigas Subsidiary, repayments of long-term debt, cash distributions paid and drydocking expenditures.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
In 2011, we may be required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at the lessor’s discretion. We have assumed the lessor will not exercise their option to have us repurchase the vessels until the end of the respective lease terms. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. Please read Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations: Contractual Obligations and Contingencies. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations, and such financing may not be available at favorable terms.
In addition, as of June 30, 2011, we were also committed to acquiring one LPG carrier from Skaugen, the second Skaugen Multigas Subsidiary and Teekay Corporation’s 33% interest in four LNG carriers expected to serve the Angola LNG Project. These additional purchase commitments, scheduled to occur in 2011 and 2012, total approximately $161 million (net of assumed debt in the amount of approximately $258 million), subject to adjustment based on actual cost incurred at the time of deliveries during 2011 and 2012. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2011	2010

Net cash flow from operating activities	96,719	91,858
Net cash flow used for financing activities	(89,312)	(120,155)
Net cash flow used for investing activities	(13,954)	(9,054)
Operating Cash Flows. Net cash flow from operating activities increased to $96.7 million for the six months ended June 30, 2011, from $91.9 million for the same period last year, primarily due to changes in working capital due to the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates and fluctuations in working capital balances. The number of vessel drydockings tends to vary each period.
Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $100.6 million and $35.0 million for the six months ended June 30, 2011 and 2010, respectively. From time to time we refinance our loans and revolving credit facilities. During 2011, we used the proceeds from long-term debt primarily to fund a portion of the acquisition of one of the Skaugen Multigas Subsidiaries for $55.3 million.
On April 8, 2011, the Partnership completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including our general partner’s 2% proportionate capital contribution).
Cash distributions paid during the six months ended June 30, 2011 increased to $78.2 million from $65.3 million for the same period last year. This increase was the result of:
•
an increase in the number of units eligible to receive the cash distribution as a result of the direct equity placement of approximately 1.7 million common units in July 2010 in connection with our acquisition of the Excalibur and Excelsior Joint Ventures in November 2010 and our public offering in April 2011; and

•	an increase in our quarterly distribution to $0.63 per unit from $0.57 per unit.
Investing Cash Flows. During the six months ended June 30, 2011, we incurred $16.8 million in expenditure for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and capital modifications for certain of our vessels.
Credit Facilities
Our revolving credit facilities and term loans are described in Item 1 — Financial Statements: Note 8 — Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at June 30, 2011, we and our affiliates were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at June 30, 2011:

		Remainder	2012	2014
		of	and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	922.1	31.3	125.4	185.3	580.1
Commitments under capital leases (2)	204.5	48.4	128.0	28.1	—
Commitments under capital leases (3)	1,013.1	12.0	48.0	48.0	905.1
Commitments under operating leases (4)	445.4	12.5	50.2	50.2	332.5
Purchase obligations (5)	161.0	142.7	18.3	—	—

Total U.S. Dollar-denominated obligations	2,746.1	246.9	369.9	311.6	1,817.7

Euro-Denominated Obligations: (6)
Long-term debt (7)	397.6	7.2	231.4	17.7	141.3
Commitments under capital leases (8)	94.0	94.0	—	—	—

Total Euro-denominated obligations	491.6	101.2	231.4	17.7	141.3

Totals	3,237.7	348.1	601.3	329.3	1,959.0

(1)
Excludes expected interest payments of $8.0 million (remainder of 2011), $28.3 million (2012 and 2013), $22.5 million (2014 and 2015) and $33.3 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2011, plus margins on debt that has been drawn that ranges up to 0.70% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. One of our term loans require us to have a minimum balance of $3.0 million in a restricted cash account at all times until maturity of the loan.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers at the lessor’s discretion. We have assumed the counter-party will not exercise their option to have us repurchase the vessels until the end of the respective lease terms. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)
Existing restricted cash deposits of $476.4 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
We have corresponding leases whereby we are the lessor and expect to receive approximately $404.7 million for these leases from 2011 to 2029. As at June 30, 2011, we had received $105.7 million of lease receipts.

(5)
We entered into an agreement to acquire an LPG carrier from Skaugen, for approximately $33.0 million upon its delivery scheduled for late 2011. In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers and we have agreed to purchase the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. The delivery of the first Skaugen Multigas Carrier and the Partnership’s acquisition of the first Skaugen Multigas Subsidiary were completed on June 15, 2011. The remaining vessel is expected to be delivered in late 2011 for a total cost of approximately $55 million. In March 2011, we agreed to acquire Teekay Corporation’s 33% ownership interest in four LNG newbuilding carriers for a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual cost incurred at the time of deliveries during 2011 and 2012. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2011.

(7)
Excludes expected interest payments of $3.8 million (remainder of 2011), $8.6 million (2012 and 2013), 5.9 million (2014 and 2015) and $14.5 million (beyond 2015). Expected interest payments are based on EURIBOR at June 30, 2011, plus margins that range up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. We also maintain restricted cash deposits relating to certain of our term loans, which cash totaled 10.0 million Euros ($14.4 million) as at June 30, 2011. One of the term loans outstanding in the amount of 151.6 million Euros ($219.9 million) will mature in January 2012. We expect to refinance this loan in 2011.

(8)
Existing restricted cash deposits of $91.7 million, together with the interest earned on these deposits, are expected to approximately equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
As of June 30, 2011, we are committed to acquire from Teekay Corporation its 33% ownership interest in four LNG newbuilding carriers upon delivery for a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) and one LPG carrier from Skaugen upon delivery for a total cost of approximately $33 million. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in Item 5 — Operating and Financial Review and Prospects — Critical Accounting Estimates of the Form 20-F for the year ended December 31, 2010 are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2010. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.
At June 30, 2011, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2011, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels to us from Teekay Corporation and associated contracts;
•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts;
•	our liquidity needs;
•	the duration of drydockings;
•	the future valuation of goodwill;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases;
•	the timing of the acquisition of the Angola LNG Project vessels; and
•	the timing of the acquisition of the Skaugen projects.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 3	— QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2011, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.
Expected Maturity Date

	Remainder							Fair
	of					There-		Value
	2011	2012	2013	2014	2015	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	18.9	37.8	37.8	40.1	95.4	487.7	717.7	(644.6)	0.6%
Variable Rate (Euro) (3) (4)	7.2	223.5	7.9	8.5	9.2	141.3	397.6	(371.2)	1.9%

Fixed-Rate Debt ($U.S.)	12.4	24.9	24.9	24.9	24.9	92.4	204.4	(206.4)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	42.1	45.1	66.1	27.4	—	—	180.7	(180.7)	7.4%
Average Interest Rate (8)	4.8%	6.8%	9.3%	8.1%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	9.2	18.9	19.4	19.9	20.6	539.8	627.8	(119.3)	5.5%
Average Fixed Pay Rate (2)	5.5%	5.5%	5.6%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	8.4	222.4	7.9	8.5	9.2	141.2	397.6	(20.8)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of June 30, 2011 ranged from 0.3% to 0.7%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2011.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of $64.8 million Euros ($94.0 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2011, the amount on deposit was 63.2 million Euros ($91.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 6 — Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2011 totaled $476.4 million, and the lease obligations, which as at June 30, 2011 totaled $471.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $429.6 million and $470.7 million, ($63.1) million and $72.1 million, and 4.9% and 4.8%, respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. We are obligated to purchase five of our existing Suezmax tankers at the lessor’s discretion, which may occur in 2011. We have assumed the counter-party will not exercise their option to have us repurchase the vessels until the end of the respective lease terms.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At June 30, 2011, the fair value of this derivative liability was $9.6 million and the change from the prior period to the reporting period has been reported in realized and unrealized loss on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans, Euro-denominated capital leases and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2011
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010 and “Item 1A. Risk Factors” in our report on Form 6-K for the quarter ended March 31, 2011, which could materially affect our business, financial condition or results of operations.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Reserved
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) FILED WITH THE SEC ON OCTOBER 20, 2009

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: August 31, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)